SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by MediWound Ltd. (the “Company”):

1.
Notice of Extraordinary General Meeting of the Company’s Shareholders and Proxy Statement, each dated October 21, 2022, to be mailed to the shareholders of the Company in connection with the Extraordinary General Meeting of the Company’s Shareholders, which is scheduled to be held on November 28, 2022 (the “Meeting”), annexed as Exhibit 99.1 hereto.

2.	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) (including Exhibits 99.1 and 99.2) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 and May 15, 2021 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635 and 333-255784, respectively) and on Form F-3 filed with the SEC on May 25, 2022 (Registration No. 333-265203).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2022	MEDIWOUND LTD. By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1
Notice of Extraordinary General Meeting and Proxy Statement, each dated October 21, 2022, in connection with the Extraordinary General Meeting of Shareholders of the Company scheduled to be held on November 28, 2022.

99.2
Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Extraordinary General Meeting of Shareholders of the Company scheduled to be held on November 28, 2022.